FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG Press Release: "Syngenta CEO to head up CropLife"

Filed herewith is a press releases related to Syngenta AG. The full text of the press releases follows:

Media Release – Communiqué aux Médias – Medienmitteilung

Syngenta CEO to head up CropLife

Basel, Switzerland, June 5, 2003

Michael Pragnell, CEO of Syngenta has been named as the new president of CropLife International – the global association for the plant science industry. The appointment, which takes effect today, will run for a term of two years.

Mr. Pragnell’s keynote address at the CropLife International annual conference in Brussels focused on the role of agricultural technology. He specifically outlined the current challenges facing the industry and proposed strategies for the future.

The following are excerpts from his address:

“Crop protection has had a significant role over the past four decades in feeding the world, reducing mortality and increasing the availability of fresh, healthy food — there are those who would argue that our industry has made as great a contribution to human health as pharmaceuticals.”

“Today the opportunity for us is even greater; in the developed world, we face an ageing population with soaring health preoccupations and costs, and consumers beset by health and dietary concerns. In the developing world, nutrition is critical. For the future, the promise of technology will allow our industry to become ever more active and effective.”

“In considering our future mission I believe there is one overarching theme that can help guide our path ahead – consumer health, public health and global health issues.”

CropLife International is the global federation representing the plant science industry. It supports a network of 75 regional and national associations and their member companies worldwide, led by companies such as BASF, Bayer CropScience, Dow AgroSciences, Dupont, FMC, Monsanto, Sumitomo and Syngenta. CropLife International promotes the benefits of crop protection and biotechnology products and their importance to sustainable agriculture and food production.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection and ranks third in the high-value commercial seeds market. Sales in 2002 were approximately US$6.2 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN), London (SYA), New York (SYT) and Stockholm (SYN). Further information is available at www.syngenta.com.

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: June 5, 2003	By:	/s/ Christoph Mäder
Name: Christoph Mäder Title: General Counsel

By:	/s/ Damian Heller
Name: Damian Heller Title: Company Secretary